First Liberty Power CORP
7251 West Lake Mead Blvd, Unit 300
Las Vegas, NV  89128

30 March 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:       Stephen Krikorian
                 Accounting Branch Chief
                         Division of Corporate Finance

cc:                           Morgan Youngwood
Staff Accountant
Division of Corporate Finance

RE:          First Liberty Power Corp.  (the “Company”)
Form 10-K/A for the Fiscal Year Ended July 31, 2010
Filed on December 16, 2010
File No. 000-52928

Dear Sirs,

Further to the letter of February 25, 2011, in regard to the above noted 10-K/A Company filing, we respectfully request that we be able to submit our amended filing on or before April 15, 2011.   This additional time has proven to be necessary due to our having to devote out time to a re-audit of the Company’s books associated with a matter with our (prior) auditor.  That has now been addressed, and we are able to focus our efforts on addressing the comments in this letter.

Sincerely,

/s/ Don Nicholson
Don Nicholson
President